Filed pursuant to Rule 433

Registration No. 333-141110

September 8, 2009

Pricing Term Sheet

Relating to Preliminary Prospectus Supplement Dated September 8, 2009 of

Plains Exploration & Production Company

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan at (800) 245-8812, Barclays Capital at (888) 603-5847, BMO Capital Markets at (212) 702-1804, BofA Merrill Lynch at (800) 294-1322 or Morgan Stanley at (866) 718-1649.

Issuer:		Plains Exploration & Production Company
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$400,000,000
Gross Proceeds:		$393,340,000
Net Proceeds (Before Expenses):		$386,456,550
Coupon:		8.625%
Maturity:		October 15, 2019
Offering Price:		98.335%
Yield to Maturity:		8.875%
Spread to Treasury:		+ 541 basis points
Benchmark:		UST 3.625% due 08/15/2019
Ratings:		B1/BB*
Interest Pay Dates:		April 15 and October 15
Beginning:		April 15, 2010
Equity Clawback:		Up to 35% at 108.625%
Until:		October 15, 2012
Optional Redemption:		Makewhole call @ T+50 bps prior to October 15, 2014, then:
		On or after:	Price:
		October 15, 2014	104.313%
		October 15, 2015	102.875%
		October 15, 2016	101.438%
		October 15, 2017 and thereafter	100.000%
Change of Control:		Put @ 101% of principal plus accrued interest
Trade Date:		September 8, 2009
Settlement Date:	(T+3)	September 11, 2009
CUSIP:		726505AH3
ISIN:		US726505AH35
Denominations:		2,000 x 1,000
Bookrunners:		J.P. Morgan Barclays Capital BMO Capital Markets BofA Merrill Lynch Morgan Stanley
Co-Managers:		BNP PARIBAS TD Securities Citi RBS Scotia Capital Wells Fargo Securities
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalization

The following table sets forth our capitalization and cash balance as of June 30, 2009:

•	on a consolidated historical basis;

•	as adjusted to reflect the issuance and sale of 17,250,000 shares of our common stock in August 2009;

•

as further adjusted to reflect the issuance and sale of $400 million in aggregate principal amount of senior notes offered hereby and the application of the estimated net proceeds thereof as described in the preliminary prospectus supplement; and

•	as further adjusted for payment of the Haynesville Carry.

You should read our historical financial statements and notes that are incorporated by reference into the prospectus supplement.

	June 30, 2009
(Dollars in thousands)	Plains historical	As adjusted for the August 2009 equity offering	As further adjusted for this offering	As further adjusted for payment of Haynesville Carry (2)
Cash and cash equivalents(1)	$455,845	$852,985	$1,238,801	$138,801

Long-term debt:
Senior revolving credit facility(3)	—	—	—	—
7 3/4% senior notes due 2015	600,000	600,000	600,000	600,000
10% senior notes due 2016(4)	524,129	524,129	524,129	524,129
7% senior notes due 2017	500,000	500,000	500,000	500,000
7 5/8% senior notes due 2018	400,000	400,000	400,000	400,000
New senior notes offered hereby	—	—	400,000	400,000

Total long-term debt	2,024,129	2,024,129	2,424,129	2,424,129
Stockholders’ equity
Common stock, $0.01 par value, 250,000,000 shares authorized(5)	1,267	1,439	1,439	1,439
Additional paid-in capital	2,987,761	3,384,729	3,384,729	3,384,729
Retained earnings (deficit)	(36,254)	(36,254)	(36,254)	(36,254)
Treasury stock, at cost(6)	(243,745)	(243,745)	(243,745)	(243,745)

Total stockholders’ equity	2,709,029	3,106,169	3,106,169	3,106,169

Total capitalization	$4,733,158	$5,130,298	$5,530,298	$5,530,298

(1)	As of July 31, 2009, our cash balance was approximately $270 million.

(2)	As announced on August 6, 2009, we expect to accelerate our future commitment to fund the Haynesville Carry with an up front cash payment of $1.1 billion to be made on September 29, 2009.

(3)	As of September 8, 2009, we had borrowing capacity under our senior revolving credit facility of $1.34 billion. This will be reduced to $1.22 billion as a result of this offering.

(4)	The balance is reflected net of unamortized discount of $40.9 million.

(5)	126.7 million shares issued at June 30, 2009 on a historical basis, and 143.9 million shares issued at June 30, 2009 on an as adjusted basis for our equity offering completed in August 2009.

(6)	4.7 million shares of treasury stock at June 30, 2009 on a historical basis and on an as adjusted basis for our equity offering completed in August 2009.

Ranking

As of June 30, 2009, on an as adjusted basis after giving effect to the issuance and sale of the notes and the application of the net proceeds thereof as set forth under “Use of proceeds” in the preliminary prospectus supplement, we would have had total indebtedness of approximately $2.5 billion (excluding approximately $1.3 million in outstanding letters of credit), none of which would have been secured, and we would have had approximately $1.22 billion in additional borrowing capacity under our senior revolving credit facility, which if borrowed would be secured debt effectively senior in right of payment to the notes to the extent of the value of the collateral securing that indebtedness. As of June 30, 2009, on an as adjusted basis after giving effect to the issuance and sale of the notes and the application of the net proceeds thereof as set forth under “Use of proceeds” in the preliminary prospectus supplement, the subsidiary guarantors, which also guarantee our senior revolving credit facility, would have had approximately $2.5 billion in total combined consolidated indebtedness outstanding, none of which was secured.

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